Exhibit 2.2

JPMORGAN CHASE BANK, N.A. 383 Madison Avenue New York, New York 10179

PERSONAL AND CONFIDENTIAL

February 12, 2018

Charles River Laboratories International, Inc.
251 Ballardvale Street
Wilmington, Massachusetts 01887

Attention:	David R. Smith Corporate Executive Vice President & Chief Financial Officer

Project Forest

Commitment Letter

Ladies and Gentlemen:

You have advised JPMorgan Chase Bank, N.A. (“JPMorgan”, the “Commitment Party,” “we” or “us”), that Charles River Laboratories International, Inc., a Delaware corporation (the “Company” or “you”), directly or indirectly through Forest Acquisition Corporation, a Delaware corporation and a direct or indirect wholly-owned Subsidiary of the Company or its affiliates (the “Merger Sub”), intends to acquire (the “Acquisition”) directly or indirectly, the capital stock and other equity interests of ACP Mountain Holdings, Inc. (the “Target”), pursuant to an Agreement and Plan of Merger (together with all exhibits, schedules and disclosure letters thereto, the “Acquisition Agreement”) dated as of February 12, 2018 among the Company, the Merger Sub, and the Target, and to consummate the transactions described therein and as otherwise contemplated by this Commitment Letter (the “Transactions”), in each case on the terms set forth in this letter and the attached Exhibits A and B hereto (collectively, the “Commitment Letter”).

You have also advised us that you will require up to $830.0 million in debt financing in connection with the Acquisition and that the permanent financing for the Acquisition is expected to consist of (a)(i) borrowings under a new amortizing five-year term loan facility (the “Term Loan Facility”; the loans thereunder “Term Loans”) and/or (ii) an increase under the Company’s existing revolving facility and (b) the issuance of senior unsecured notes (collectively, the “Securities”; and together with the Term Loan Facility, the “Permanent Financing”). You have further advised us that you wish to obtain an $830.0 million senior unsecured bridge facility as interim financing for the Acquisition (the “Bridge Facility”) if the Permanent Financing is not available on the Closing Date, having the terms set forth herein and in Exhibit A.

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In connection with the Bridge Facility, you have advised us that, it will be necessary for the Seventh Amended and Restated Credit Agreement, dated as of March 30, 2016, by and among the Company, certain subsidiaries of the Company, JPMorgan, as administrative agent, and the other financial institutions thereto (as amended, supplemented or modified through the date hereof, the “Existing Credit Agreement”) to be amended (the “Financing Amendment”) by the lenders thereunder to permit the Bridge Facility and the Company’s obligations thereunder, and in connection therewith you have requested that the Commitment Party agree to (i) use its commercially reasonable efforts to seek the consent of the Required Lenders (as defined in the Existing Credit Agreement) (the “Required Consent”; the solicitation thereof, the “Consent Solicitation”) and (ii) commit to offer to acquire (and, if such offer is accepted, to acquire) by assignment on the effective date of the Financing Amendment at par and pursuant to customary documentation, sufficient loans and/or commitments of non-consenting lenders under the Existing Credit Agreement necessary to achieve the effectiveness of the Financing Amendment; provided that to the extent the Financing Amendment cannot be obtained prior to the consummation of the Acquisition, you have requested that the Commitment Party commit to provide the financing necessary to replace the Existing Credit Agreement on terms identical to those set forth in the Existing Credit Agreement as of the date hereof but as modified by the Financing Amendment (any such replacement credit facilities, the “Backstop Facilities”; the Bridge Facility and the Backstop Facilities, the “Facilities”).

1.	Commitments and Agency Roles

You hereby appoint (i) JPMorgan to act, and JPMorgan hereby agrees to act, as sole and exclusive administrative agent (in such capacity, the “Administrative Agent”) for the Facilities and (ii) JPMorgan to act, and JPMorgan hereby agrees to act, as sole lead arranger and sole bookrunner (in such capacities, the “Lead Arranger”) for the Facilities; provided that the Company agrees that JPMorgan may perform its responsibilities hereunder through its affiliate, J.P. Morgan Securities LLC. It is agreed that one or more other financial institutions (“Additional Commitment Parties”) identified by you and us may be given such other roles and titles as we mutually agree in respect of commitments by such Additional Commitment Parties in respect of the Facilities in an aggregate principal amount up to $150.0 million, it being understood that (a) the Lead Arranger, in active consultation with you and with your consent (not to be unreasonably withheld), will manage all aspects of the syndication, including decisions as to the selection of institutions to be approached and when they are approached, when their commitments will be accepted, which institutions will participate and the allocations of the commitments among the lenders and the amount and, subject to the Fee Letter (as defined below), distribution of fees among lenders, (b) notwithstanding the foregoing no additional lead arrangers, bookrunners or administrative agents may be appointed without our approval (not to be unreasonably withheld)) and (c) JPMorgan shall be entitled to “left placement” in all marketing materials (and shall have all associated rights) with respect to the Bridge Facility. Subject to this paragraph, each of the Lead Arranger and the Administrative Agent will have the rights and authority customarily given to financial institutions in such roles, but the Commitment Party will have no duties other than those expressly set forth herein and in the Loan Documents (as defined in Exhibit B).

JPMorgan is pleased to advise you of (i) its commitment to provide, or cause one or more of its affiliates to provide, 100% of the principal amount of the Facilities, on the terms set forth in this Commitment Letter and the Fee Letter and subject only to the conditions set forth in Exhibit B hereto and (ii) its agreement to solicit consents in respect of the Consent Solicitation.

Our fees for services related to the Facilities and the Consent Solicitation are set forth in separate fee letter with the Company (the “Fee Letter”), dated as of the date hereof. In consideration of the execution and delivery of this Commitment Letter by the Commitment Party, you agree to pay the fees and expenses

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set forth in Exhibit A hereto and in the Fee Letter as and when payable in accordance with the terms hereof and thereof. In addition, pursuant to an engagement letter satisfactory to the Lead Arranger (the “Engagement Letter”) between the Company and one or more banking or investment banking institutions of national prominence acceptable to us (the initial institutions party thereto referred to as the “Financial Institution”) dated as of the date hereof, the Company has, among other things, engaged the Financial Institution to act as an underwriter, initial purchaser and/or placement agent in connection with any underwritten offering or private placement of any Permanent Securities (as defined in the Engagement Letter), including the Securities. Except as otherwise set forth in this Commitment Letter, you agree that no compensation (other than as expressly contemplated by this Commitment Letter and the Fee Letter) will be paid in connection with the Facilities or the Consent Solicitation unless you and we will so agree.

2.	Conditions Precedent

Our commitments hereunder and our agreements to perform the services described herein are subject only to the satisfaction or waiver of the conditions expressly set forth in Exhibit B hereto. There shall be no conditions to closing and the initial funding of the Bridge Facility and the Backstop Facilities other than those expressly set forth in Exhibit B hereto.

3.	Syndication

As soon as is practicable after the execution and delivery of this Commitment Letter and the public announcement of the Transactions (the “Syndication Commencement Date”), the Lead Arranger intends to syndicate the Bridge Facility (and if applicable thereafter, engage in the syndication of the Backstop Facilities) to a group of financial institutions selected by the Lead Arranger and the Company as provided in Section 1 above (together with the Consent Solicitation, the “Syndication”; and such financial institutions, together with the Lead Arranger (or its designated affiliates), the “Lenders”) (it being understood that, at the option of the Lead Arranger, the Syndication may be completed in two stages, with the initial stage to be comprised of a syndication to financial institutions that would act as co-arrangers and Lenders and deliver written documentation (which may be in the form of joinder agreements to this Commitment Letter, “back-to-back” commitment arrangements or such other form as the Commitment Party shall otherwise agree) evidencing their commitments to provide a portion of the Bridge Facility (with any such initial stage commitments reducing the initial commitment of the Commitment Party hereunder), followed by a general syndication to a broader group of financial institutions which would be completed concurrently with the execution and delivery of the Loan Documents (as defined in Exhibit B), in each case to Lenders selected as provided above).

The Company agrees to use commercially reasonable efforts to ensure that the Lead Arranger’s syndication efforts benefit from the existing lending and investment banking relationships of the Company and its subsidiaries. To facilitate an orderly and successful syndication of the Bridge Facility, you agree that, until the earliest of (a) the Closing Date (as defined in Exhibit A), (b) the termination of the Syndication as determined by the Lead Arranger and (c) the termination of the commitments in respect of the Bridge Facility, the Company will not, without the prior written consent of the Lead Arranger (not to be unreasonably withheld), syndicate or issue, attempt to syndicate or issue, announce or authorize the announcement of the syndication or issuance of any debt facility or any debt of the Company or any of its subsidiaries (other than (i) the Bridge Facility, (ii) the Permanent Financing, (iii) intercompany debt of the Company or any of its subsidiaries, (iv) borrowings under the Existing Credit Agreement, the Backstop Facilities or any other ordinary course borrowings under working capital, overdraft or other revolving facilities, (v) issuances of commercial paper, (vi) one or more synthetic leases in an amount not to exceed $25.0 million, (vii) other indebtedness in an aggregate principal amount of $25.0 million that does not reduce the Commitments or Loans under the Bridge Facility and (viii) other indebtedness contemplated hereby or in the Engagement Letter).

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Until the earliest of (a) the Closing Date, (b) the termination of the Syndication as determined by the Lead Arranger and (c) the termination of the commitments in respect of the Bridge Facility, you agree to cooperate with us and provide information reasonably required by us in connection with the Syndication including: (i) the preparation of, as soon as reasonably practicable following the date hereof, a customary information package regarding the business and operations of the Company, including, without limitation, the delivery of all information relating to the Transactions prepared by or on behalf of the Company deemed reasonably necessary by the Lead Arranger to complete the Syndication (including pro formas and projections for at least five years); (ii) the preparation of a customary information package for use in bank meetings and other communications with prospective Lenders in connection with the Syndication; (iii) arranging for direct contact between appropriate senior management, representatives and advisors of the Company with prospective Lenders and participation of such persons in such meetings, in all such cases at times mutually agreed upon; and (iv) the hosting, with the Lead Arranger, of (a) one or more meetings with prospective Lenders in respect of the Bridge Facility and (b) one or more meetings (which may be conducted telephonically as we may mutually agree) with the “Lenders” under the Existing Credit Agreement and any prospective lenders thereunder, in connection with the Consent Solicitation and/or Backstop Facilities, in connection with any such meeting, consulting with the Lead Arranger with respect to the presentations to be made and making available appropriate senior management, representatives and advisors of the Company to rehearse such presentations prior to any such meeting, in each case as reasonably requested by the Lead Arranger and in each case at times and at such places as are mutually agreed upon. You agree that the Lead Arranger has the right to place advertisements in financial and other newspapers and journals at their own expense describing their services to the Company; provided that the Lead Arranger will submit a copy of any such advertisements to the Company for its approval, which approval will not be unreasonably withheld or delayed. You further agree that any references to the Lead Arranger or any of its respective affiliates made in advertisements or other marketing materials used in connection with the Transactions are subject to the prior written approval of the Lead Arranger which approval shall not be unreasonably withheld or delayed. Without limiting your obligations to assist with the Syndication as set forth herein, we agree that the completion of the Syndication is not a condition of our commitments hereunder.

The Company will be solely responsible for the contents of any such information package and presentation described in the first sentence of the foregoing paragraph and all other information, documentation or other materials delivered to us in connection therewith, and you acknowledge that the Lead Arranger will be using and relying upon such information without independent verification thereof. You agree that, subject to the provisions of the next paragraph, such information regarding the Facilities and information provided by the Company or its representatives to the Lead Arranger in connection with the Facilities (including, without limitation, draft and execution versions of the Loan Documents, such information package, such presentation, publicly filed financial statements and draft or final offering materials relating to contemporaneous or prior securities issuances by the Company) may be disseminated on a customary, confidential basis to potential Lenders and other persons through one or more Internet sites (including an IntraLinks workspace) created for purposes of the Syndication (including hard copy and via electronic transmissions).

At the request of the Lead Arranger, the Company agrees to assist us in the preparation of a version of the information memorandum and presentation that does not contain material non-public information concerning the Company, the Target, or their respective affiliates or securities. In addition, the Company agrees, at our request, to identify any information materials that do not contain material non-public information as “PUBLIC” and any information not marked PUBLIC shall be deemed as being suitable only for distribution to prospective Lenders who wish to receive material non-public information (“Private Lenders”). The Company further agrees that the following documents contain information that may be distributed to all prospective Lenders (unless the Company notifies us in writing (including by e-mail) within a reasonable time prior to their intended distribution that such materials should only be

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distributed to Private Lenders): (x) the drafts and the final Loan Documents, (y) administrative materials prepared by the Lead Arranger for prospective Lenders (including, without limitation, a lender meeting invitation, bank allocation, if any, and funding and closing memoranda) and (z) notifications of changes in the terms and conditions of the Facilities. If you advise us that any of the foregoing should be distributed only to Private Lenders, then non-Private Lenders will not receive such materials without further discussions with you.

4.	Information

The Company represents and covenants that (i) all written information made in Lender meetings and due diligence sessions held in connection with the Syndication (other than projections, forward-looking information and information of a general economic or industry-specific nature) that has been or will hereafter be provided by or on behalf of the Company to the Commitment Party, the Lenders or any of their respective affiliates in connection with the Transactions (with respect to information relating to the Target, to the best of the Company’s knowledge), taken as a whole, was and will, when furnished, be true and correct in all material respects and will not when furnished contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements contained therein, taken as a whole, not materially misleading in light of the circumstances in which such statements were or are made and (ii) any projections that have been or will be made available to the Commitment Party, the Lenders or any of their respective affiliates by or on behalf of the Company in connection with the Transactions have been and will be prepared in good faith and that the information with respect to the Company will be based upon accounting principles consistent with the audited financial statements of the Company dated as of December 31, 2017 and upon assumptions that are believed by the preparer thereof to be reasonable at the time made (it being understood that projections by their nature are inherently uncertain and no assurances are being given that the results reflected in such projections will be achieved). You agree that if at any time prior to the Closing Date (to the best of your knowledge with respect to information and projections relating to the Target) any of the representations in the preceding sentence would be incorrect in any material respect if the information and projections were being furnished, and such representations were being made, at such time, then you will use your reasonable best efforts to (or, with respect to information and projections relating to the Target, you will use commercially reasonable efforts to cause the Target to) promptly supplement, or cause to be supplemented, the information and projections so that such representations will be correct in all material respects under those circumstances.

The Company recognizes that, in providing our services pursuant to this Commitment Letter, we will rely upon and assume the accuracy and completeness of all of the financial, accounting, tax and other information discussed with or reviewed by us for such purposes, and we do not assume responsibility for the accuracy or completeness thereof. The Commitment Party will have no obligation to conduct any independent evaluation or appraisal of the assets or liabilities of the Company or any other party or to advise or opine on any related solvency issues.

5.	Indemnification

To induce us to enter into this Commitment Letter and the Fee Letter and to proceed with the documentation of the Facilities and the Consent Solicitation, you hereby agree to indemnify and hold harmless the Administrative Agent, the Lead Arranger and each other agent or co-agent (if any) designated by the Lead Arranger with respect to the Facilities and the Consent Solicitation (each, an “Agent”), each Commitment Party in any other capacity to which they may be appointed by you in connection with the Transactions, each Lender (including, in any event, JPMorgan) and their respective affiliates and each partner, trustee, shareholder, director, officer, employee, advisor, representative, agent, attorney and controlling person thereof (each, an “Indemnified Person”) from and against any and all actions, suits, proceedings (including any investigations or inquiries), claims, losses, damages, liabilities

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or expenses, joint or several, of any kind or nature whatsoever that may be brought by the Company, any of their respective affiliates or any other person or entity and which may be incurred by or asserted against or involve the Administrative Agent, the Lead Arranger, any other Agent, any Lender or any other Indemnified Person as a result of or arising out of or in any way related to or resulting from the Acquisition, this Commitment Letter, the Fee Letter, the Bridge Facility, the Consent Solicitation, the Backstop Facilities, the Transactions or any related transaction contemplated hereby or thereby or any use or intended use of the proceeds of the Facilities and, upon demand, to pay and reimburse the Administrative Agent, the Lead Arranger, each other Agent, each Lender and each other Indemnified Person for any reasonable, documented out-of-pocket legal or other expenses incurred in connection with investigating, defending or preparing to defend any such action, suit, proceeding (including any inquiry or investigation) or claim (including, without limitation, in connection with the enforcement of the indemnification obligations set forth herein) (whether or not the Administrative Agent, the Lead Arranger, any other Agent, any Lender or any other Indemnified Person is a party to any action, suit, proceeding or claim out of which any such expenses arise); provided that (x) your obligation to reimburse the Indemnified Persons for legal expenses shall be limited to the fees, charges and disbursements of one counsel to all Indemnified Persons (and, if reasonably necessary, of one regulatory counsel and one local counsel in any relevant jurisdiction) and, solely in the case of an actual or potential conflict of interest of which you are notified in writing, of one additional counsel (and if reasonably necessary, of one regulatory counsel and one local counsel in any relevant jurisdiction) to the affected Indemnified Persons, (y) you will not have to indemnify any Indemnified Person against any claim, loss, damage, liability or expense to the extent the same resulted from (i) the gross negligence or willful misconduct of the respective Indemnified Person or any of such Indemnified Person’s affiliates, partners, trustees, shareholders, directors, officers, employees, representatives or controlling person (any such person, a “Related Person”), (ii) a material breach by such Indemnified Person or any of its Related Persons of its express obligations under this Commitment Letter (in each case of clauses (i) and (ii), to the extent determined by a court of competent jurisdiction in a final and non-appealable judgment in any claim, litigation or proceeding brought by you) or (iii) disputes solely among or between Indemnified Persons not relating to any acts or omissions by the Company or its subsidiaries (other than disputes against the Administrative Agent or the Lead Arranger in its capacity or in fulfilling its role as the Administrative Agent, Lead Arranger or any similar role under the Facilities or the Consent Solicitation) and (z) each Indemnified Person will repay to the Company any such reimbursement to the extent that it is determined that such Indemnified Person is not entitled to indemnification by virtue of clause (y). Notwithstanding any other provision of this Commitment Letter, none of the Administrative Agent, the Lead Arranger, any other Agent, any Lender or any other Indemnified Person will be responsible or liable to you or any other person or entity for damages arising from the use by others of any information or other materials obtained through internet, electronic, telecommunications or other information transmission systems except to the extent that such damages resulted from (A) the gross negligence or willful misconduct of the respective Indemnified Person or (B) a material breach by such Indemnified Person of its express obligations under this Commitment Letter (in each case, to the extent determined by a court of competent jurisdiction in a final and non-appealable judgment in any claim, litigation or proceeding brought by you).

Promptly after receipt by any Indemnified Person of notice of the commencement of any such action, suit, proceeding or claim, such Indemnified Person will notify you in writing of the commencement thereof; provided that the omission to so notify you will not relieve you of any liability which you may have hereunder except to the extent you have been materially prejudiced by such failure. The Company shall have the right to assume the defense or control the settlement of any such claim or action and to select counsel with respect thereto, which counsel shall be subject to the approval of the Lead Arranger (such approval not to be unreasonably withheld or delayed), provided that the Company shall not consent to any settlement of or to the entry of any judgment with respect to any such claim or action except in accordance with the provisions of the next succeeding paragraph. Notwithstanding the Company’s right to appoint counsel to represent such Indemnified Person in an action, such Indemnified Person shall have the

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right to employ separate counsel at the Company’s expense (subject to the limitations in the preceding paragraph) and to participate in the defense of any such claim or action as to it with the consent of the Company (such consent not to be unreasonably withheld or delayed) if (i) the use of counsel chosen by the Company to represent such Indemnified Person would present such counsel with an actual or potential conflict of interest or the Lead Arranger reasonably determines that there are defenses available to it which are in addition to or different from the defenses available to the Company or (ii) the Company shall not have employed counsel satisfactory to such Indemnified Person to represent such Indemnified Person within a reasonable time after notice of the commencement of such action, suit, proceeding or claim. Notwithstanding the foregoing, any Indemnified Person shall have the right to settle any such claim or action without the consent of the Company; provided that the Company shall have no liability for any settlement entered into without its consent.

The Company will not, without the subject Indemnified Party’s written consent, such consent not to be unreasonably withheld, conditioned or delayed, settle, compromise, consent to the entry of any judgment in or otherwise seek to terminate any claim, action or proceeding in respect of which indemnity may be sought hereunder, whether or not any Indemnified Person is an actual or potential party thereto, unless such settlement, compromise, consent or termination (i) includes an unconditional release of each Indemnified Person from any liabilities arising out of such claim, action or proceeding and (ii) does not include any statement as to or any admission of fault, culpability, wrong-doing or a failure to act by or on behalf of any Indemnified Person.

The indemnity and reimbursement obligations of the Company under this Section 5 will be binding upon and inure to the benefit of any successors, assigns, heirs and personal representatives of the Company and the Indemnified Persons.

Neither we nor any other Indemnified Person will be responsible or liable to you or any other person or entity for any indirect, special, punitive or consequential damages which may be alleged as a result of this Commitment Letter, the Fee Letter or the Transactions. You will not be responsible to us or any other Indemnified Person or any other person or entity for any indirect, special, punitive or consequential damages which may be alleged as a result of this Commitment Letter, the Fee Letter or the Transactions; provided, that your indemnity and reimbursement obligations under this Section 5 shall not be limited by this sentence.

6.	Assignments

This Commitment Letter may not be assigned by you without the prior written consent of the Commitment Party (and any purported assignment without such consent will be null and void), is intended to be solely for the benefit of the parties hereto and is not intended to confer any benefits upon, or create any rights in favor of, any person (including stockholders, employees or creditors of the Company) other than the parties hereto (and any Indemnified Person). The Commitment Party may assign its commitments and agreements hereunder, in whole or in part, to any of its respective affiliates, additional arrangers or any Lender (in each case, in accordance with and subject to the limitations provided in Section 3 above and subject to the Company’s consent (not to be unreasonably withheld)) and upon such assignment, the Commitment Party will be released from that portion of its commitments and agreements hereunder that has been assigned. This Commitment Letter (including the Exhibits hereto) may not be amended or any term or provision hereof waived or modified except by an instrument in writing signed by each of the parties hereto.

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7.	USA PATRIOT Act Notification

JPMorgan hereby notifies the Company that, pursuant to the requirements of the USA PATRIOT Act (Title III of Pub. L. 107-56 (signed into law October 26, 2001)) (the “Patriot Act”), it and each other Lender may be required to obtain, verify and record information that identifies the Company, which information includes the name and address of the Company and other information that will allow JPMorgan and each other Lender to identify the Company in accordance with the Patriot Act. This notice is given in accordance with the requirements of the Patriot Act and is effective for JPMorgan and each other Lender.

8.	Sharing Information; Affiliate Activities; Absence of Fiduciary Relationship

Please note that this Commitment Letter, the Fee Letter and any written or oral communications provided by the Commitment Party or any of its respective affiliates in connection with the Transactions are exclusively for the information of the Board of Directors and senior management of the Company and may not be disclosed to any person or entity or circulated or referred to publicly without our prior written consent except, after providing written notice to the Commitment Party to the extent permitted by law, pursuant to applicable law or compulsory legal process, including, without limitation, a subpoena or order issued by a court of competent jurisdiction or by a judicial, administrative or legislative body or committee. In addition, we hereby consent to your disclosure of (i) this Commitment Letter and the Fee Letter and such communications to the Company’s officers, directors, agents and advisors who are directly involved in the consideration of the Facilities and the Consent Solicitation to the extent you notify such persons of their obligations to keep this Commitment Letter, the Fee Letter and such communications confidential and such persons agree to hold the same in confidence, (ii) this Commitment Letter or the information contained herein (but not the Fee Letter or the information contained therein, other than a version of the Fee Letter redacted in a manner reasonably satisfactory to the Commitment Party) (A) in any public or regulatory filing relating to the Acquisition, the Facilities, the Consent Solicitation or the Permanent Financing, to the extent customary or required, (B) in any syndication or other marketing materials, prospectus or other offering memorandum, and (C) to (x) the Target and its officers, directors, agents and advisors who are directly involved in the consideration of the Facilities, the Consent Solicitation or the Permanent Financing to the extent you notify such persons of their obligations to keep this Commitment Letter and the information contained herein confidential and such persons agree to hold the same in confidence and (y) any ratings agency on a confidential basis, (iii) the aggregate amounts contained in the Fee Letter as part of the projections, pro forma information or a generic disclosure of aggregate sources and uses related to fee amounts related to the Transactions to the extent customary or required in offering and marketing materials for the Facilities, the Consent Solicitation or the Permanent Financing or to the extent customary or required in any public or regulatory filing relating to the Transactions and (iv) the term sheets attached to this Commitment Letter to potential debt providers in coordination with us to obtain commitments to the Facilities or the Consent Solicitation from such potential debt providers; provided that the foregoing restrictions shall cease to apply to the extent such information becomes publicly available other than by reason of disclosure in violation of this paragraph.

The Commitment Party shall use all nonpublic information received by it in connection with the Transactions solely for the purposes of providing the services that are the subject of this Commitment Letter and the transactions contemplated hereby and shall treat confidentially all such information; provided, however, that nothing herein shall prevent the Commitment Party from disclosing any such information (a) to any Lenders or participants or prospective Lenders or participants, (b) in any legal, judicial, administrative proceeding or other process or otherwise as required by applicable law or regulations (in which case the Commitment Party shall promptly notify you, in advance, to the extent permitted by law), (c) upon the request or demand of any regulatory authority having jurisdiction over the

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Commitment Party or its affiliates (in which case the Commitment Party shall, except with respect to any audit or examination conducted by bank accountants or any governmental bank regulatory authority exercising examination or regulatory authority, give you notice thereof to the extent lawfully permitted to do so), (d) to the employees, legal counsel, independent auditors, professionals and other experts or agents of the Commitment Party (collectively, “Representatives”) who are informed of the confidential nature of such information, (e) to any of its respective affiliates solely in connection with the Transactions (provided that such information shall be provided on confidential basis), (f) to the extent any such information becomes publicly available other than by reason of disclosure by the Commitment Party, its affiliates or Representatives in breach of this Commitment Letter, (g) for purposes of establishing a “due diligence” or other similar defense and (h) for purposes of enforcing the rights of the Commitment Party under this Commitment Letter; provided that the disclosure of any such information to any Lenders or prospective Lenders or participants or prospective participants referred to above shall be made subject to the acknowledgment and acceptance by such Lender or prospective Lender or participant or prospective participant that such information is being disseminated on a confidential basis in accordance with the standard syndication processes of such Commitment Party or customary market standards for dissemination of such types of information. The obligations of the Commitment Party under this paragraph shall remain in effect until the earlier of (i) two years from the date hereof and (ii) the date the Loan Documents are entered into, at which time any confidentiality undertaking in the Loan Documents shall supersede the provisions of this paragraph.

You acknowledge that the Commitment Party and its respective affiliates may from time to time effect transactions, for their own account or the account of customers, and may hold positions in loans or options on loans of the Company and other companies that may be the subject of the transactions contemplated by this Commitment Letter and the Fee Letter. In addition the Commitment Party and its respective affiliates are full service securities firms and as such may from time to time effect transactions, for their own account or the account of customers, and may hold long or short positions in securities or options on securities of the Company and other companies that may be the subject of the transactions contemplated by this Commitment Letter and Fee Letter. In addition, you acknowledge that the Commitment Party has adopted policies and procedures designed to preserve the independence of its research analysts, whose views may differ from those of their respective investment banking affiliates. The Commitment Party acknowledges, however, that trading in Company securities after receipt of any non-public information disclosed pursuant to this Commitment Letter until and unless it has been made public, or its improper disclosure to others, could result in violations of federal securities laws. The Commitment Party and its respective affiliates may have economic interests that are different from or conflict with those of the Company regarding the Transactions and the other transactions contemplated by this Commitment Letter and the Fee Letter. You acknowledge that the Commitment Party has no obligation to disclose such interests and transactions to you by virtue of any fiduciary, advisory or agency relationship and you agree not to assert any claims you or your subsidiaries may have against the Commitment Party for breach of fiduciary duty or alleged breach of fiduciary duty. You acknowledge that the transactions contemplated by this Commitment Letter and the Fee Letter (including the exercise of rights and remedies hereunder and thereunder) are arms’-length commercial transactions and that we are acting as principal and in our own best interests. The Company is relying on its own experts and advisors to determine whether the transactions contemplated by this Commitment Letter and the Fee Letter are in the Company’s best interests. You agree that we will act under this Commitment Letter and the Fee Letter as an independent contractor. In addition, we may employ the services of our respective affiliates in providing certain services hereunder and may exchange with such affiliates information concerning the Company and other companies that may be the subject of the transactions contemplated by this Commitment Letter and the Fee Letter and such affiliates will be entitled to the benefits afforded to us hereunder.

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You further acknowledge that JPMorgan is currently a lender and that JPMorgan is the administrative agent under the Existing Credit Agreement, and you and your affiliates’ rights and obligations under the Existing Credit Agreement with us or any of our affiliates that currently or hereafter may exist are, and shall be, separate and distinct from the rights and obligations of the parties pursuant to this Commitment Letter, and none of such rights and obligations under the Existing Credit Agreement shall be affected by the Arranger’s performance or lack of performance of services hereunder. You hereby agree that the Arranger may render its services under this Commitment Letter notwithstanding any actual or potential conflict of interest presented by the foregoing, and you hereby waive any conflict of interest claims relating to the relationship between JPMorgan and you and your affiliates in connection with the commitments contemplated hereby, on the one hand, and the exercise by us or our affiliates of any of their rights and duties under the Existing Credit Agreement. The terms of this paragraph shall survive the expiration or termination of this Commitment Letter for any reason whatsoever.

Consistent with our policies to hold in confidence the affairs of our customers, we will not use or disclose confidential non-public information obtained from you by virtue of the Transactions in connection with our performance of services for any of our other customers. Furthermore, you acknowledge that neither we nor any of our respective affiliates have an obligation to use in connection with the Transactions, or to furnish to you, confidential information obtained or that may be obtained by us from any other person.

Please note that the Commitment Party and its respective affiliates do not provide tax, accounting or legal advice.

9.	Waiver of Jury Trial; Governing Law; Submission to Jurisdiction; Surviving Provisions

Any right to trial by jury with respect to any action, suit, proceeding OR CLAIM arising in connection with or as a result of any matter referred to in thIS Commitment Letter or the Fee Letter is hereby waived by the parties hereto. This Commitment Letter WILL be governed by and construed in accordance with the laws of the State of New York; PROVIDED THAT THE INTERPRETATION OF (A) MATERIAL ADVERSE EFFECT AND WHETHER A MATERIAL ADVERSE EFFECT HAS OCCURRED, (B) THE ACCURACY OF ANY ACQUISITION AGREEMENT REPRESENTATION AND WHETHER AS A RESULT OF A BREACH THEREOF THE COMPANY (OR ANY OF ITS AFFILIATES) HAS THE RIGHT TO TERMINATE THEIR RESPECTIVE OBLIGATIONS (OR TO REFUSE TO CONSUMMATE THE ACQUISITION) UNDER THE ACQUISITION AGREEMENT AND (C) WHETHER THE ACQUISITION HAS BEEN CONSUMMATED IN ACCORDANCE WITH THE ACQUISITION AGREEMENT, SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF DELAWARE APPLICABLE TO CONTRACTS EXECUTED IN AND TO BE PERFORMED ENTIRELY WITHIN THAT STATE, REGARDLESS OF THE LAWS THAT MIGHT OTHERWISE GOVERN UNDER ANY APPLICABLE CONFLICT OF LAWS PRINCIPLES. Each of the parties hereto hereby irrevocably and unconditionally (i) submits, for itself and its property, to the exclusive jurisdiction of (a) the Supreme Court of the State of New York, New York County, located in the Borough of Manhattan and (b) the United States District Court for the Southern District of New York, located in the Borough of Manhattan, and any appellate court from any such court, in any action, suit, proceeding or claim arising out of or relating to the Transactions or the other transactions contemplated by this Commitment Letter or the Fee Letter or the performance of services hereunder or thereunder and agrees that all claims in respect of any such action, suit, proceeding or claim may be heard and determined in such New York State court or, to the extent permitted by law, in such Federal court, (ii) waives, to the fullest extent that it may legally and effectively do so, any objection that it may now or hereafter have to the laying of venue of any action, suit, proceeding or claim arising out of or relating to this Commitment Letter or the Fee Letter or the

February 12, 2018

Charles River Laboratories International, Inc.

transactions contemplated hereby or thereby or the performance of services hereunder or thereunder in any such New York State or Federal court and (iii) waives, to the fullest extent permitted by law, the defense of an inconvenient forum to the maintenance of any such action, suit, proceeding or claim in any such court. Each of the parties hereto agrees to commence any such action, suit, proceeding or claim either in the United States District Court for the Southern District of New York or in the Supreme Court of the State of New York, New York County located in the Borough of Manhattan. A final judgment in any such suit, action or proceeding brought in any such court may be enforced in any other courts to whose jurisdiction you or we are or may be subject to, by suit upon judgment.

This Commitment Letter is issued for your benefit only and no other person or entity (other than the Indemnified Persons) may rely hereon.

The provisions of Sections 5, 8 and this Section 9 of this Commitment Letter will survive any termination or completion of the transactions contemplated by this Commitment Letter and the Fee Letter including, without limitation, whether the Loan Documents are executed and delivered and whether or not the Facilities are made available or any loans under the Facilities are disbursed.

10.	Termination; Acceptance

Our commitments hereunder and our agreements to provide the services described herein will terminate upon the first to occur of (i) receipt by the Commitment Party of written notice of termination from you, (ii) the consummation of all components of the Acquisition (including all fundings of the Facilities to be made in connection therewith), (iii) the abandonment (upon written notification thereof by you) or termination of the Acquisition Agreement, and (iv) 11:59 p.m. (New York City time) on the Outside Date (as defined in the Acquisition Agreement as in effect on the date thereof) (the “End Date”).

This Commitment Letter may be executed in any number of counterparts, each of which when executed will be an original and all of which, when taken together, will constitute one agreement. Delivery of an executed counterpart of a signature page of this Commitment Letter by facsimile or other electronic transmission will be as effective as delivery of a manually executed counterpart hereof. This Commitment Letter and the Fee Letter are the only agreements that have been entered into among the parties hereto with respect to the Bridge Facility and set forth the entire understanding of the parties with respect thereto and supersede any prior written or oral agreements among the parties hereto with respect to the Bridge Facility. This Commitment Letter is in addition to the agreements of the parties set forth in the Fee Letter. No person has been authorized by the Commitment Party to make any oral or written statements that are inconsistent with this Commitment Letter.

Each of the parties hereto agrees that this Commitment Letter is a binding and enforceable agreement (subject to the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization and other similar laws relating to or affecting creditors’ rights generally and general principles of equity) with respect to the subject matter contained herein, including an agreement to negotiate in good faith the Loan Documents (and, if necessary, the documentation of the Backstop Facilities) in a manner consistent with this Commitment Letter.

Please confirm that the foregoing is in accordance with your understanding by signing and returning to us the enclosed copy of this Commitment Letter, together, if not previously executed and delivered, with the Fee Letter on or before 11:59 p.m. (New York City time) on February 16, 2018, whereupon this Commitment Letter and the Fee Letter will become binding agreements between us. If not signed and returned as described in the preceding sentence by such time and date, this offer will terminate on such date.

February 12, 2018

Charles River Laboratories International, Inc.

[The remainder of this page is intentionally left blank.]

We look forward to working with you on this assignment.

Very truly yours,

JPMORGAN CHASE BANK, N.A.
By:	/s/ D. Scott Farquhar
Name: D. Scott Farquhar
Title: Executive Director

Bridge Commitment Letter

ACCEPTED AND AGREED TO AS OF THE DATE FIRST WRITTEN ABOVE:

CHARLES RIVER LABORATORIES INTERNATIONAL, INC.

By:	/s/ David R. Smith
Name: David R. Smith
Title: Corporate Executive Vice President & Chief Financial Officer

Bridge Commitment Letter

Exhibit A

Summary of Terms and Conditions of the Bridge Facility

Borrower:	Charles River Laboratories International, Inc., a Delaware corporation (the “Company” or the “Borrower”).

Guarantors:	Each of the current and future guarantors under the Existing Credit Agreement.

Sole Bookrunner and
Sole Lead Arranger:	JPMorgan Chase Bank, N.A. (“JPMorgan”) will act as sole bookrunner and sole lead arranger (in such capacity, “Lead Arranger”) for the Bridge Facility.

Administrative Agent:	JPMorgan will act as sole and exclusive administrative agent (in such capacity, the “Administrative Agent”) for the Lenders (as defined below) and will perform the duties customarily associated with such role.

Lenders:	JPMorgan and other banks, financial institutions and institutional lenders selected as set forth in the Commitment Letter (each, a “Lender” and, collectively, the “Lenders”).

Purpose/Use of Proceeds:	The proceeds of the Bridge Facility will be used to fund, in part, the Acquisition, including to pay all or a portion of the costs incurred by the Company or any of its subsidiaries in connection with the Transactions (the “Transaction Costs”).

Bridge Facility:	Up to $830.0 million of senior unsecured term loans (the “Bridge Facility”; the loans thereunder the “Loans”; and the commitments thereunder, the “Commitments”).

Availability:	One drawing in U.S. dollars may be made under the Bridge Facility on the Closing Date (as defined below).

Closing Date:	The date on which the initial borrowings under the Bridge Facility are made and the Acquisition is consummated (the “Closing Date”).

Maturity:	The maturity date of the Bridge Facility will be the date which is 364 days after the Closing Date (the “Maturity Date”).

Repayment of Loans:	All Loans outstanding under the Bridge Facility will be payable in full on the Maturity Date.

Interest Rate and Certain Fees:	As set forth on Annex A-I.

 Exhibit A-1

Interest Payments:	Quarterly for Loans bearing interest based upon the ABR (as defined in Annex A-I); on the last day of selected interest periods (which will be one week or one, two, three or six months) for Loans bearing interest based upon the Eurodollar Rate (as defined in Annex A-I); and upon prepayment (with respect to the principal amounts so prepaid), in each case payable in arrears and computed on the basis of a 360-day year with respect to Loans bearing interest based upon the Eurodollar Rate, or the federal funds effective rate (or a 365/366-day year with respect to Loans bearing interest based upon the Administrative Agent’s prime rate).

Funding Protection:	Consistent with the Existing Credit Agreement, including breakage costs, gross-up for tax withholding, compensation for increased costs and compliance with capital adequacy and liquidity requirements and other regulatory restrictions (including in respect of the Dodd-Frank Wall Street Reform and Consumer Protection Act and Basel III (whether adopted before or after the Closing Date)).

Voluntary Prepayments:	The Bridge Facility may be prepaid in whole or in part without premium or penalty (but with accrued interest) and the commitments may be voluntarily reduced; provided that Loans bearing interest based upon the Eurodollar Rate will be prepayable only on the last day of the applicable interest period unless the Borrower pays any related breakage costs. Voluntary prepayments of the Loans may not be reborrowed.

Mandatory Prepayments and
Commitment Reductions:	From and after the date that the Company countersigns this Commitment Letter (the “Acceptance Date”) to the Closing Date, the aggregate commitments in respect of the Bridge Facility under the Commitment Letter or under the Loan Documents (as applicable) shall be permanently reduced, and after the Closing Date, the aggregate Loans under the Bridge Facility shall be prepaid, in each case, on a dollar-for-dollar basis, by the following amounts, within two business days of receipt of such amount:

1.	Incurrence of Indebtedness: (x) without duplication of any commitments reduced pursuant to clause (y) below, 100.0% of the Net Cash Proceeds actually received by the Company or any of its domestic subsidiaries from the incurrence of indebtedness for borrowed money (including hybrid securities and debt securities convertible to equity and the aggregate commitments funded or unfunded under any credit or other debt facility) by the Company or any of its domestic subsidiaries (or by any of its foreign subsidiaries to the extent the proceeds thereof are used to finance the Acquisition) (excluding (i) intercompany debt of the Company or any of its subsidiaries, (ii) borrowings under the Existing Credit Agreement, the Backstop Facilities or any other ordinary course borrowings under working capital, overdraft or other revolving facilities, (iii) issuances of commercial paper, (iv) one or more synthetic leases in an amount not to exceed $25,000,000, and (v) other indebtedness in an aggregate principal amount of $25,000,000) and (y) the aggregate amount of commitments received in respect of the Permanent Financing (provided the conditions to funding of the Permanent Financing are no less favorable to the Company than the conditions to funding of the Bridge Facility).

 Exhibit A-2

2.	Equity Offerings: 100.0% of the Net Cash Proceeds actually received from the issuance of any equity securities by the Company or any of its subsidiaries (other than (i) issuances pursuant to employee stock plans or other benefit or employee incentive arrangements, (ii) issuances to the Company or any subsidiary of the Company, (iii) issuances in connection with (and substantially concurrently with the consummation of) or as consideration for an acquisition (but excluding any follow-up offering), or (iv) issuances in connection with any increase in the purchase price with respect to the Acquisition described in paragraph 1 of Exhibit B.

3.	Asset Sales: 100.0% of the Net Cash Proceeds actually received by the Company or any of its domestic subsidiaries from the sale or other disposition of any property or assets of the Company or any of its domestic subsidiaries outside the ordinary course of business (except for (i) sales or other dispositions between or among the Company and its subsidiaries or between or among subsidiaries of the Company, (ii) sales or other dispositions, the Net Cash Proceeds of which individually (in any single transaction or series of related transactions) do not exceed $25,000,000; (iii) other sales and dispositions the Net Cash Proceeds of which do not exceed $50,000,000 in the aggregate) in each case to the extent not reinvested in the business or committed to be reinvested in the business within 12 months after the receipt of such Net Cash Proceeds.

“Net Cash Proceeds” shall be defined in a manner consistent with the Existing Credit Agreement.

All mandatory prepayments and commitment reductions will be applied without penalty or premium (except for breakage costs and accrued interest, if any) and will be applied pro rata to the outstanding Loans or commitments under the Bridge Facility, as applicable. Mandatory prepayments of the Loans may not be reborrowed.

Collateral:	The obligations under the Bridge Facility will be unsecured.

Representations and
Warranties:

The Bridge Facility will contain only the following representations and warranties by the Company (with respect to the Company and its subsidiaries), which representations and warranties (including exceptions, basket amounts and materiality qualifiers relating thereto) will be consistent, to the extent contained therein, with those contained in the Existing Credit Agreement, and otherwise as set forth herein and subject to exceptions and qualifications as are customary and to be mutually agreed: organization, powers; authorization, enforceability; governmental approvals, no conflicts; financial condition, no material adverse change; properties; litigation and environmental matters; compliance with laws and agreements; investment company status; taxes; ERISA; disclosure; security documents; Federal Reserve regulations; and solvency

 Exhibit A-3

Covenants:	The Bridge Facility will contain only the following affirmative, negative and financial covenants of the Company (made with respect to the Company and its subsidiaries), which covenants (including exceptions, basket amounts and materiality qualifiers relating thereto) will be consistent, to the extent contained therein, with those contained in the Existing Credit Agreement, and otherwise as set forth herein and subject to exceptions and qualifications as are customary and to be mutually agreed.

Affirmative covenants: financial statements and other information; notices of material events; existence, conduct of business; payment of obligations; maintenance of properties, insurance; books and records, inspection rights; compliance; use of proceeds; additional material subsidiaries; cash management; environmental laws; maintenance of rating; and further assurances.

Negative covenants: indebtedness; liens; fundamental changes; investments, loans, advances, guarantees and acquisitions; hedging agreements; disposition of assets; transactions with affiliates; restrictive agreements; and amendment of material documents.

Financial Covenants:

A minimum interest coverage ratio of 3.50:1.00. The interest coverage ratio shall be defined (consistent with the Existing Credit Agreement) as the ratio of (a) consolidated EBITDA minus capital expenditures to (b) consolidated cash interest expense.

A maximum total leverage ratio of 4.50:1.00. The total leverage ratio shall be defined (consistent with the Existing Credit Agreement) as the ratio of (a)(i) consolidated Indebtedness plus (ii) the aggregate outstanding attributed principal amount under any receivables financing program to (b) consolidated EBITDA.

Events of Default:	The Bridge Facility will contain only the following events of default, which events of default (including exceptions, basket amounts and materiality qualifiers relating thereto) will be consistent, to the extent contained therein, with those contained in the Existing Credit Agreement, and otherwise as set forth herein and subject to exceptions and qualifications as are customary and to be mutually agreed: Nonpayment of principal when due (with a grace period of two business days solely for nonpayment due to administrative errors); nonpayment of interest, fees or other amounts after a grace period of three business days; material inaccuracy of representations and warranties; violation of covenants (subject, in the case of certain affirmative covenants, to a grace period of 30 days); cross default to material indebtedness (exceeding $25,000,000); bankruptcy events; material judgments (exceeding $25,000,000); certain ERISA events; actual or asserted invalidity of any guarantee; and a change of control (consistent with the definition contained in the Existing Credit Agreement).

 Exhibit A-4

Notwithstanding the foregoing or anything to the contrary provided herein, the “Covenants” and “Events of Default” for the Bridge Facility described above under such headings (and any remedies relating thereto) shall not become effective until immediately after the making of the Loans on the Closing Date (and in connection therewith the “Representations” described above under such heading shall only be made on the date the definitive credit agreement documentation is entered into and the Closing Date).

The failure of any representation or warranty (other than the Acquisition Agreement Representations or the Specified Representations) to be true and correct at any time when made on or prior to the Closing Date will not constitute the failure of a condition precedent to the funding of the Bridge Facility on the Closing Date.

Conditions Precedent:	The several obligations of the Lenders to make, or to cause one of their respective affiliates to make, Loans on the Closing Date, will be subject solely to the conditions set forth on Exhibit B.

Assignments and
Participations, Voting, Taxes,
Reserve Requirements,
Funding Indemnities,
Defaulting Lenders and
Bail-In:	The Bridge Facility will include provisions relating to assignments and participations, voting, taxes, reserve requirements, “Defaulting Lenders” and funding indemnities consistent with the corresponding provisions contained in the Existing Credit Agreement and otherwise as set forth herein and to be mutually agreed; provided that prior to the Closing Date, all assignments shall be subject to the Company’s consent (not to be unreasonably withheld). The Bridge Facility will contain customary provisions (including in the Defaulting Lender provisions) related to the EU Bail-In regime.

 Exhibit A-5

Indemnity and Expenses:	The Bridge Facility will contain provisions relating to indemnity and related matters consistent with the corresponding provisions contained in the Existing Credit Agreement and otherwise to the extent mutually agreed in a manner consistent with the indemnity provisions contained in the Commitment Letter.

The Borrower shall pay (a) all reasonable out-of-pocket expenses of the Administrative Agent and the Arranger associated with the syndication of the Bridge Facility and the Consent Solicitation and the preparation, execution, delivery and administration of the definitive documentation of the Bridge Facility and any amendment or waiver with respect thereto (including the reasonable fees, disbursements and other charges of one counsel (as limited by the Commitment Letter)) and (b) all reasonable out-of-pocket expenses of the Administrative Agent and the Lenders (including the reasonable fees, disbursements and other charges of one counsel to such persons (and, if reasonably necessary, of one regulatory counsel and one local counsel in any relevant jurisdiction) and, solely in the case of an actual or potential conflict of interest of which the Company is notified in writing, of one additional counsel (and if reasonably necessary, of one regulatory counsel and one local counsel in any relevant jurisdiction) to the affected persons) in connection with the enforcement of the Bridge Facility.

Subject to the terms of the Commitment Letter, the Administrative Agent, the Arranger and the Lenders (and their affiliates and their respective officers, directors, employees, advisors and agents) will have no liability for, and will be indemnified and held harmless against, any losses, claims, damages, liabilities or expenses incurred in respect of the financing contemplated hereby or the use or the proposed use of proceeds thereof, except to the extent (x) they are found by a final, non-appealable judgment of a court of competent jurisdiction to arise from the gross negligence or willful misconduct of the relevant indemnified person or (y) they are found by a final, non-appealable judgment of a court of competent jurisdiction to result from breach by an indemnified person which is party to the Bridge Facility of any of its obligations thereunder.
Governing Law and
Jurisdiction:	State of New York.

Counsel to the Company:	Davis Polk & Wardwell LLP.

Counsel to the
Lead Arranger,
the Administrative Agent
and the Lenders:	Simpson Thacher & Bartlett LLP.

 Exhibit A-6

Annex A-I

Interest Rate and Certain Fees

Interest Rate:	All amounts under the Bridge Facility will bear interest, at the Company’s option, at a rate per annum equal to:

(a) at a fluctuating rate per annum equal to the greatest of (x) the Administrative Agent’s prime rate and (y) the federal funds effective rate (which if less than zero shall be deemed zero) plus 0.5% and (z) the one-month Eurodollar Rate plus 1.0% (the “ABR”) plus the Applicable Margin (as defined below); or

(b) at a fluctuating rate per annum equal to (x) the rate per annum determined by the Administrative Agent to be the offered rate for eurodollar deposits for a period of one week or one, two, three or six months appearing on the page of the Reuters Screen which displays the rate administered by ICE Benchmark Administration Limited or any successor substitute page (such page currently being the LIBOR01 or LIBOR02 page) or (y) if the rate in clause (x) above is not available for such interest period, a customary interpolated rate based on applicable screen rates that are available; in each case, such rates to be deemed zero if less than zero, and in each case, as adjusted for applicable reserve requirements (the “Eurodollar Rate”); plus the Applicable Margin (as defined below).

The Bridge Facility shall contain customary provisions relating to the Administrative Agent establishing an alternate rate of interest in the event that interest rates are not otherwise determinable.

“Applicable Margin” means (i) 0.50% in the case of ABR Loans and (ii) 1.50% in the case of Eurodollar Loans.

The basis for calculating accrued interest and the interest periods for Loans bearing interest at the Eurodollar Rate will be customary and appropriate for financings of this type.

Default Rate:	Upon the occurrence and during the continuance of any default or event of default, interest on all overdue amounts (including, without limitation, principal) will accrue at a rate of 2.0% per annum plus the rate otherwise applicable to such amounts and will be payable on demand (the “Default Interest Rate”).

Exhibit A-I-1

Exhibit B

Conditions Precedent to the funding under the Bridge Facility and the Backstop Facilities

The making of the Bridge Loans or the making of any loans under the Backstop Facilities shall, in each case, be subject only to the conditions precedents listed below.

1.	Concurrent Transactions. The Acquisition will have been consummated or will be consummated substantially concurrently with the funding under the Bridge Facility in accordance with the Acquisition Agreement; provided that no amendment, modification, or waiver of any term thereof or any condition to the Company’s obligation to consummate the Acquisition thereunder or consent granted thereunder will be made or granted by you or your subsidiaries, as the case may be, without the prior written consent (which consent shall not be unreasonably withheld or delayed) of the Lead Arranger (other than any such amendment, modification or waiver or consent that is not materially adverse to any interest of the Lead Arranger or the Lenders, it being understood that any (i) increase in the purchase price (other than an increase composed entirely of equity (or proceeds of equity) of the Company) or (ii) any decrease of more than 10% of the purchase price, in each case, will require the consent of the Lead Arranger, which consent shall not be unreasonably withheld or delayed, with any decrease of the purchase price (including any decrease of less than 10% of the purchase price) to be allocated ratably to reduce commitments under the Bridge Facility.

2.	Material Adverse Effect. Since the date of the Acquisition Agreement, there shall not have occurred a Material Adverse Effect.

For purposes of this Section 2 of Exhibit B, “Material Adverse Effect” means any change, effect, event, circumstance, development or occurrence that is or would reasonably be expected to be materially adverse to the business, assets, operations, financial condition or results of operations of the Target and its subsidiaries, taken as a whole; provided, that the term “Material Adverse Effect” shall not include any change, effect, event, circumstance development or occurrence to the extent caused by (a) changes or proposed changes in laws, regulations or interpretations thereof or decisions by a courts of relevant jurisdiction or any governmental entity, (b) changes or proposed changes in GAAP, (c) general economic conditions, including changes in the credit, debt, financial or capital markets, in each case, in the United States or anywhere else in the world, (d) events or conditions generally affecting the industries in which the Target or any of its subsidiaries operate, (e) earthquakes, hurricanes, tornados or other natural disasters, (f) global, national or regional political conditions, including national or international hostilities, acts of terror or acts of war, sabotage or terrorism or military actions or any escalation or worsening of any hostilities, acts of war, sabotage or terrorism or military actions (g) the announcement of this Agreement or the transactions contemplated hereby, including the effects of the transactions contemplated hereby on relationships with customers, suppliers, government entities, employees or other third party relationships, (h) any failure, in and of itself, by the Target or any of its subsidiaries to meet any internal or published revenue or earnings projections or forecasts for any period (it being understood that the facts or occurrences giving rise to such failure may be taken into account in determining whether there has been or will be, a Material Adverse Effect); and actions or omissions of the Target or any of its subsidiaries required to be taken by the Acquisition Agreement or taken with the prior written consent of the Company pursuant to the Acquisition Agreement (provided, that the matters described in clauses (b), (c), (d), (e) and (f) shall be included in the term “Material Adverse Effect” to the extent any such matter has a disproportionate adverse impact on the business, assets, financial condition or results of

Exhibit B-1

operations of the Target and its subsidiaries, taken as a whole, relative to other participants in the same business as the Target or its subsidiaries).

3.	Financial Statements. At least 10 days prior to the Closing Date, the Lead Arranger shall have received audited consolidated balance sheets and related statements of income and comprehensive income, shareholders’ equity and cash flows for the Company for the fiscal years ended December 31, 2015, 2016 and 2017 prepared in accordance with US GAAP. The Company’s filing of any (a) required audited financial statements with respect to the Company on Form 10-K or (b) required unaudited financial statements with respect to the Company on Form 10-Q, in each case, will satisfy the requirements under clauses (a) or (b), as applicable, of this paragraph.

4.	Loan Documents. The Borrower shall have executed and delivered or caused to be executed and delivered definitive documentation with respect to the Bridge Facility or the Backstop Facility, as applicable, on terms and conditions which shall be consistent with the terms set forth in this Commitment Letter and otherwise reasonably satisfactory to the Commitment Party and the Company (the “Loan Documents”), and the Administrative Agent shall have received customary closing documents, including customary officer’s certificates, secretary’s certificates, solvency certificate, legal opinions, corporate documents and evidence of authorization that are substantially consistent with those delivered for the Existing Credit Agreement. The Lead Arranger shall have received all documentation and other information required by bank regulatory authorities under applicable “know-your-customer” and anti-money laundering rules and regulations, including the Patriot Act, as reasonably requested by the Lead Arranger in writing at least 5 business days prior to the Closing Date. The terms of the documentation for the Bridge Facility and the Backstop Facilities, as applicable, shall be such that they do not impair the availability of the Bridge Facility and the Backstop Facilities, as applicable, on the Closing Date if the conditions set forth in this Exhibit B are satisfied.

Notwithstanding anything in this Commitment Letter, the Fee Letter, the Loan Documents or any other letter agreement or other undertaking concerning the financing of the Transactions to the contrary, the only representations and warranties the accuracy of which shall be a condition to availability of the Bridge Facility or the Backstop Facilities, as applicable, on the Closing Date shall be (i) such representations and warranties made by the Target in the Acquisition Agreement as are material to the interests of the Lead Arranger and the Lenders, but only to the extent that the Company (or any of its affiliates) has the right to terminate its (or their) obligations (or to refuse to consummate the Acquisition) under the Acquisition Agreement as a result of a breach of such representations in the Acquisition Agreement (determined without regard to whether any notice is required to be delivered by you) (such representations, the “Acquisition Agreement Representations”) and (ii) the Specified Representations (as defined below). For purposes hereof, “Specified Representations” means the representations and warranties of the Company in the Loan Documents relating to (i) corporate power and authority (including existence) of the Company, (ii) the execution, delivery, and enforceability of the Loan Documents, (iii) no conflicts with organizational documents, (iv) margin regulations, (v) the Patriot Act and the use of proceeds of the Bridge Facility or the Backstop Facilities, as applicable, not in violation of sanctions and anti-corruption laws, and (vi) the Investment Company Act.

5.	Payment of Fees and Expenses. All costs, fees, expenses (including, without limitation, legal fees and expenses) and other compensation contemplated by the Commitment Letter and the Fee Letter payable to the Lead Arranger, the Administrative Agent or the Lenders will have been paid to the extent due and invoiced to the Company at least three days prior to the Closing Date.

Exhibit B-2